QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
 (Amendment No. 1)

DIGITAL IMPACT, INC.
(Name of Subject Company)

DIGITAL IMPACT, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

William Park
President, Chief Executive Officer and Chairman of the Board of Directors
177 Bovet Road, Suite 200
San Mateo, California 94402
(650) 356-3400

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, NY 10017
(212) 999-5800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        The purpose of this amendment is to amend and supplement Items 3, 7 and 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Digital Impact, Inc. (the "Company") on March 7, 2005 and to add additional Exhibits and amend the Exhibit Index accordingly.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        Item 3 is hereby amended and supplemented as follows:

        Amended and Restated 2005 Employee Retention Plan.    The Company amended and restated the Retention Plan as of March 8, 2005 (the "Amended and Restated Retention Plan"), which is filed as Exhibit (e)(9) to this Schedule and incorporated by reference herein. Pursuant to the Amended and Restated Retention Plan, if a "covered employee" (as defined in the Amended and Restated Retention Plan) is terminated without "cause" (as defined in the Amended and Restated Retention Plan) within twelve months following a change in control of the Company, such covered employee will receive, (i) in the case of a director-level employee, severance equal to nine months of base salary, and in the case of an employee below director-level, severance equal to six months of base salary, (ii) Company-paid medical benefits for nine months for a director-level employee and six months for an employee below director- level and (iii) an additional twelve months of vesting acceleration for outstanding and unvested equity awards for each completed year of service the covered employee had performed for the Company. In addition, the Amended and Restated Retention Plan provides that in the event of a change in control of the Company, the Company cannot implement an amendment or termination of the plan that impairs the rights or potential rights of covered employees, unless mutually agreed by the covered employee and the Company.

Item 7.    Purposes Of The Transaction And Plans Or Proposals.

        Item 7 is hereby amended and supplemented as follows:

        The Board of Directors has determined that, in the event the Company engages in future negotiations in response to the Offer that could have one of the effects specified in the first paragraph of this item, disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the first paragraph of this item might jeopardize any discussions or negotiations that the Company might conduct. Accordingly, the Board of Directors has adopted a resolution instructing management not to disclose the possible terms of any transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may be required by law.

Item 8.    Additional Information.

        Item 8 is hereby amended and supplemented as follows:

        On March 8, 2005, Digital Impact filed a patent infringement lawsuit against Yesmail in the United States District Court for the Northern District of California. The complaint, which is filed as Exhibit (e)(10) to this Schedule and incorporated by reference herein, alleges that Yesmail infringes the claims of U.S. patent No. 6,449,634 in its business ands seeks both money damages and a permanent injunction prohibiting Yesmail from infringing the claims of the patent in the conduct of its business.

1

Item 9.    Materials to be Filed as Exhibits.

        The following exhibits are filed herewith:

Exhibit Number	Description
(e)(9)	Amended and Restated 2005 Employee Retention Plan.
(e)(10)	Complaint in DIGITAL IMPACT, INC. v. YESMAIL, INC., Case No. C05-00990-BZ, filed in the United States District Court for the Northern District of California, San Francisco Division, on March 8, 2005.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAL IMPACT, INC.
Dated: March 10, 2005
/s/ DAVID OPPENHEIMER David Oppenheimer Sr. Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description
(e)(9)	Amended and Restated 2005 Employee Retention Plan.
(e)(10)	Complaint in DIGITAL IMPACT, INC. v. YESMAIL, INC., Case No. C05-00990-BZ, filed in the United States District Court for the Northern District of California, San Francisco Division, on March 8, 2005.

QuickLinks

  Item 3. Past Contracts, Transactions, Negotiations and Agreements.
  Item 7. Purposes Of The Transaction And Plans Or Proposals .
  Item 8. Additional Information .
  Item 9. Materials to be Filed as Exhibits.
SIGNATURE
INDEX TO EXHIBITS